UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

(Commission File No. 001-39121)

ECMOHO LIMITED
(Translation of registrant's name into English)

3rd Floor

1000 Tianyaoqiao Road

Xuhui District, Shanghai 200030

People’s Republic of China

+86-21-6113-2270

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On October 31, 2020, Mr. Richard Wei resigned from the position of Chief Financial Officer of the company for personal reasons. Mr. Richard Wei did not have any disagreements with the company. The board of directors of the company appointed Mr. Leo Zeng, Chief Operating Officer of the company, acting Chief Financial Officer of the company on a temporary basis until Mr. Richard Wei’s replacement is appointed. Leo Zeng currently serves as our Chief Operating Officer. Mr. Zeng has extensive experience in sales and marketing over 15 years in multiple industries. Mr. Zeng also has broad managerial skills, gained from his time as a co-founder and general manager of Hydrotech Marine & Offshore Technology Co. Ltd. Mr. Zeng holds a bachelor of marine engineering management degree from Dalian Maritime University, and a master of business administration degree from Fudan University. Mr. Zeng is the spouse of Ms. Zoe Wang and the brother-in-law of Mr. Daniel Wang.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ECMOHO Limited
By Order of the Board of Directors,

/s/ Ms. Zoe Wang
Chief Executive Officer
Chairwoman of the Board

Date: November 5, 2020